[redacted]

05012524

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

November 14, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

RECEIVED
2005 NOV 15 P 12:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated November 14, 2005, regarding the Pool and James Richardson. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

dlw 11/15

Saskatchewan Wheat Pool Inc.

JAMES RICHARDSON INTERNATIONAL®

Pool and JRI continue joint venture operations

Date: November 14, 2005

REGINA, SASKATCHEWAN --- Saskatchewan Wheat Pool Inc. (TSX: SWP) and James Richardson International Limited (JRI) today announced the continued operation of their joint venture in the Port of Vancouver.

The Commissioner of Competition has applied for an order from the federal Competition Tribunal to dissolve the joint venture between the Pool and JRI. The two companies will continue operating the joint venture, named Pacific Gateway Terminals Limited (PGTL), on a status quo basis during the ongoing proceedings.

"Our joint venture is creating operating efficiencies that help everyone from farmers, to rail, to port and end-use customers. Throughout the ongoing proceedings, we will make every effort to find a positive solution to resolve this matter," said Fran Malecha, Senior Vice-President, Grain Group, Saskatchewan Wheat Pool Inc., and PGTL Chair.

The Pool and JRI began operation of PGTL on July 11, 2005. In that time, the joint venture has improved operating efficiencies, productivity, and throughput potential through effective management of the combined space, better rail car utilization and shipping capacity.

"Pacific Gateway Terminals is providing cost-competitive service to customers while adding value in much-needed areas of identity preservation, product traceability, food safety, and railcar and vessel logistics," said Malecha.

The Competition Bureau filed an application with the Competition Tribunal challenging the joint venture under Section 92 of *the Competition Act*, alleging that the joint venture has or is likely to result in a substantial lessening or prevention of competition in the Port of Vancouver.

Aside from the joint venture at the Port of Vancouver, the Pool and JRI continue to operate separately at all other respective facilities.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's shares are listed on the Toronto Stock Exchange under the symbol SWP.

JRI, a subsidiary of James Richardson & Sons Limited, is Canada's largest privately owned agribusiness. It handles all major grains, oilseeds, and special crops through farm service centres

known as JRI in Eastern Canada and Pioneer in Western Canada. JRI is also actively involved in food processing through its subsidiary Canbra Foods, one of Canada's largest integrated oilseed crushing, processing and packaging operations.

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For more information:

Susan Cline, Media Relations Contact
Phone: (306) 569-6948
Saskatchewan Wheat Pool Inc.
Investor Relations and Communications

Colleen Vancha, Investor Contact
Phone: (306) 569-4782
Saskatchewan Wheat Pool Inc.
Investor Relations and Communications

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

TELEFACSIMILE TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: BETSY MURPHY

Organization:

Date: NOVEMBER 14, 2005

Telecopier Number: (202) 772-9207

Total Number of Pages, Including Cover Sheet: 7

Comments: If you do not receive all of the pages, please call me (Evelyn C. Malone) on x. 16794.

FROM: SUSAN NASH

If you do not receive all pages, please telephone the above number for assistance.